Q4 and Full-Year 2010 Financial Results

Grupo TMM

March 1, 2011

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade
Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses.
These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and
Exchange Commission.
Forward-Looking Statements

On Today’s Call
  José Serrano, Chairman and CEO
  Jacinto Marina, Deputy CEO
  Carlos Aguilar, CFO
  Luis Ocejo, Maritime
  Roberto Martínez, Ports and Terminals

Year 2010 Accomplishments
  Improved debt profile through debt restructure
  Reopened Mexican Trust Certificates Program consolidating
 all tranches into one for $10.5 billion pesos (approximately
 $817 million dollars)
  Improved Program’s credit rating to AA in the domestic
 scale
  Free cash flow positive for the year
  Tight cost control efforts
  Restricted share plan for officers and management

Q4 and Full-Year 2010 Financial Results

Revenue
$350
$300
$250
$200
$150
$100
$50
$0
$79.3
$74.0
$308.4
$305.4
Q4 2009
Q4 2010
FY 2009
FY 2010

Operating Profit
$35
$30
$25
$20
$15
$10
$5
$0
$8.9
$3.2
$23.8
$30.0
Q4 2009
Q4 2010
FY 2009
FY 2010

Consolidated Financial Results*
Revenue and Operating Profit

*Millions of U.S.$
-64.0%
+26.0%
-1.0%
-6.7%

Q4 and Full-Year 2010 Financial Results

$24
$22
$20
$18
$16
$14
$12
$10
$23.5
$22.1
2009
2010

$100
$80
$60
$40
$20
$0
$4.4
$67.5
$89.4
2009
2010

Consolidated Financial Results*
EBITDA

+24.3%
-6.0%
Fourth Quarter
Full Year
Gain on sale of assets
*Millions of U.S.$

Q4 and Full-Year 2010 Financial Results

$100
$80
$60
$40
$20
$0
$31.7
$44.6
$53.7
$71.9
$89.4
2006
2007
2008
2009
2010

Consolidated Financial Results*
Last 5 years EBITDA= Compounded Yearly Growth Rate of 29.6%

*Millions of U.S.$
+182.0%

TMM’s Maritime Fleet
Product Tankers
Pacific Coast & Gulf
 of Mexico
Harbor Towage
Manzanillo
Fleet: 30
Chemical
Tankers
Gulf of Mexico inter-
 coastal services
Fleet: 5
Fleet: 5
Fleet: 3
Offshore Vessels
Sound of Campeche

  Continue to pursue medium and long-term contracts
  Ability to generate sizable contracted revenue stream

Offshore and Product Tanker
Data Snapshot
	Year 2009	Year 2010
Revenue Available Days	9,628	9,722
Average Vessels	29	32
Utilization	90.8%	83.9%
	Year 2009	Year 2010
Revenue Available Days	2,376	2,110
Average Vessels	7	6
Utilization	93.8%	97.8%
Offshore Fleet
Product Tanker Fleet

*Year 2010 offhire days: Offshore fleet 1,861 days and product tanker fleet 48 days

Q4 and Full-Year 2010 Financial Results

Revenue
$250
$200
$150
$100
$50
$0
$48.3
$47.1
$199.6
$200.6
Q4 2009
Q4 2010
FY 2009
FY 2010

Operating Profit
$70
$60
$50
$40
$30
$20
$10
$0
$14.5
$13.8
$53.6
$57.7
Q4 2009
Q4 2010
FY 2009
FY 2010

Maritime’s Financial Results*
Revenue and Operating Profit

-4.8%
+7.6%
+0.5%
-2.5%
*Millions of U.S.$

Q4 and Full-Year 2010 Financial Results

EBITDA*
$120
$100
$80
$60
$40
$20
$0
$24.3
$24.2
$89.9
$100.4
Q4 2009
Q4 2010
FY 2009
FY 2010

EBITDA Margin
60%
50%
40%
30%
20%
10%
0%
50.3%
51.8%
45.0%
50.0%
Q4 2009
Q4 2010
FY 2009
FY 2010

Maritime’s Financial Results
EBITDA and EBITDA Margins

+1.5
percentage
pts
+5.0
percentage
pts
+11.7%
+0.4%
*Millions of U.S.$

Q4 and Full-Year 2010 Financial Results

FY 2010 Revenue

Tugboats
$12.3
Product
Tankers
$39.9
Chemical
Tankers
$24.1
Offshore
Vessels
$124.3

Maritime’s Financial Results
Offshore
  Increased revenue due to one additional
 process vessel in Q1 and price adjustments in
 Q3
  Gross profit down due to three unemployed
 vessels which have gone end of life and to
 lower average daily rates in Q4
Product tankers
  Revenue decreased by two contract
 extensions closed at lower rates in Q4
  Gross profit up - all vessels worked with
 contracts
Chemical tankers
  Gross profit increase
  More efficient routes
Harbor towage
  Increased ship calls at Manzanillo

Q4 and Full-Year 2010 Financial Results

Revenue
$30
$25
$20
$15
$10
$5
$0
$6.3
$7.2
$18.5
$24.6
Q4 2009
Q4 2010
FY 2009
FY 2010

Operating Profit
$7
$6
$5
$4
$3
$2
$1
$0
$1.5
$1.6
$2.2
$6.1
Q4 2009
Q4 2010
FY 2009
FY 2010

Ports and Terminals’ Financial Results*
Revenue and Operating Profit

+6.7%
+177.3
+33.0%
+14.3%
*Millions of U.S.$

Q4 and Full-Year 2010 Financial Results

Cruise Ship Calls
160
140
120
100
80
60
40
20
0
100
138
FY 2009
FY9M 2010

Automobiles Handled
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
21,207
58,000
FY 2009
FY 2010

Ports and Terminals’ Financial Results
Acapulco

+173.5%
+38.0%

Q4 and Full-Year 2010 Financial Results

Revenue
$8
$7
$6
$5
$4
$3
$2
$1
$0
$5.4
$7.3
2009
2010

Gross Profit
$3
$3
$2
$2
$1
$1
$0
$1.5
$2.4
2009
2010

Ports and Terminals’ Financial Results*
Maintenance and Repair

+60.0%
+35.2%
*Millions of U.S.$

Logistics’ Financial Results
  Revenue down 20.2% in Q4 and 11.2% in 2010
  Revenue reduced by $12.7 million from sale of assets
 in April 2010
  Revenue up at Warehousing and Auto hauling

Total Net Debt*
  Peso-denominated debt
 increased $40.2 million
 from appreciation of Peso
 vs. Dollar
  Cash position increased
 $58.1 million, net
  Of total debt, only 2.7%,
 or $23.7 million, is short-
 term
	As of 12/31/09	As of 12/31/10
Mexican Trust Certificates**	$679.3	$786.4
Securitization Facility	19.9	11.8
Other Corporate debt	85.2	73.9
TOTAL DEBT	$784.4	$872.1
Cash	84.2	142.3
NET DEBT	$700.2	$729.8
Exchange Rate:
Exchange Rate:
13.04 pesos/dollar at 12/31/09
13.04 pesos/dollar at 12/31/09
12.38 pesos/dollar at 12/31/10
12.38 pesos/dollar at 12/31/10
*All numbers millions US$
*All numbers millions US$
** 20 year term and non-recourse to Company
** 20 year term and non-recourse to Company

TMM’s 5-year Growth Strategy
  Increase penetration in Mexican ports
 o Tampico - began setevedoring services for general cargo in Q4
 o Tuxpan - uniquely positioned property for container and liquid terminal for oil products
  Add new vessels to TMM’s fleet

March 1, 2010